Filed by: Algonquin Power Income Fund

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Algonquin Power Income Fund

SEC Correspondence File Number: 333-141569

ALGONQUIN POWER INCOME FUND

NOTICE OF SPECIAL MEETING OF DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Debentureholders”) of 6.65% convertible unsecured subordinated debentures due July 31, 2011 and 6.20% convertible unsecured subordinated debentures due November 30, 2016 (collectively, the “Debentures”) of Algonquin Power Income Fund (the “Fund”) issued and outstanding under the trust indenture dated July 20, 2004 between the Fund and CIBC Mellon Trust Company, as indenture trustee (the “Indenture Trustee”), as amended by a supplemental indenture dated November 10, 2006 between the Fund and the Indenture Trustee (collectively, the “Trust Indenture”), will be held on Monday, July 27, 2009 at 3:00 p.m. (Eastern Time), at the offices of Blake, Cassels & Graydon LLP, 23rd Floor, 199 Bay Street, Toronto, Ontario, for the following purposes:

1.	to consider and, if thought advisable, pass an extraordinary resolution in the form set out in Schedule “A” to the accompanying information circular dated June 23, 2009 (the “Circular”) to, among other things, amend the Trust Indenture as more fully described in the Circular, and

2.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Pursuant to the provisions of the Trust Indenture, any extraordinary resolution passed at the Meeting or any adjournment thereof will, if passed in accordance with the provisions contained in the Trust Indenture, be binding upon all Debentureholders to which the resolution relates, whether present at or absent from the Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 23rd day of June, 2009.

By order of the Trustees

(Signed)	Kenneth Moore

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Fund, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or by fax at (416) 368-2502 or deliver it by hand to the Fund, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, so as to arrive not later than 4:00 p.m. (Eastern Time) on Friday, July 24, 2009 or deposit it with the chair of the Meeting before the commencement of the Meeting.

June 23, 2009

Dear Debentureholder:

RE:	Special Business

Re:	Board Endorsed Extraordinary Resolution Approving Amendment to Debenture Trust Indenture

Since its inception in 1997, Algonquin Power Income Fund’s (the “Fund” or “Algonquin”) long-term business strategy has always been to provide securityholders of the Fund (“Securityholders”) with stable and growing returns through its ownership and operation of a diversified portfolio of electric generation and utility assets. Through the years, we have delivered on that strategy but more recently with the Federal government’s announcement on October 31, 2006 and subsequent enactment of legislation to commence taxation of income trusts, it has become more and more challenging for the Fund to execute its long-term strategy and maximize value for Securityholders.

The Board of Trustees has increasingly been of the opinion that the trust structure is no longer an efficient structure for maximizing value to Securityholders. Therefore, we have been examining a number of options available to the Fund to maximize long term Securityholder value. We have concluded that an exchange of securities of the Fund for securities of a corporation at this time is the next step in Algonquin’s evolution and will position Algonquin well to achieve our long term strategic objectives.

At the special meeting of Debentureholders to be held on July 27, 2009, Debentureholders are being asked to consider an extraordinary resolution that amends the trust indenture relating to the Series 1 and Series 2 convertible debentures of the Fund (the “Trust Indenture”) that, if approved, facilitates such a securities exchange. The Board of Trustees has identified an existing corporation (Hydrogenics Corporation) to utilize for such securities exchange and that corporation will be renamed Algonquin Power Inc. (API). While there are a number of business objectives being achieved with this transaction, chief among them is the ability for Securityholders to benefit, following the securities exchange, as securityholders of API from all of the existing assets and cash flow of Algonquin together with the $192 million of tax attributes that exist within this corporation. Over a period of several years, such additional tax attributes are anticipated to generate additional cash flows of over $63 million. In addition, Debentureholders will benefit from a number of improved terms on the new debentures being issued by API, including a higher coupon rate, improved conversion optionality and continued liquidity.

The proposed securities exchange is preceded by a number of steps. Those steps primarily involve moving all existing Hydrogenics’ shareholders, businesses, assets and liabilities to a new corporation (New Hydrogenics), leaving the old corporation (now with essentially only its tax attributes) ready for our securities exchange. This is illustrated in the following chart:

After due consideration of various alternatives and assessment of the merits of the transaction currently being proposed, the Board of Trustees UNANIMOUSLY ENDORSE THE EXTRAORDINARY RESOLUTION to amend the Trust Indenture that is contained in the accompanying information circular.

We believe that, with our experienced management team in place and access to capital available to corporations, we are well positioned to deliver on our growth strategy. We thank you for your continued support of Algonquin’s long term strategies.

Regards,

(Signed) “Kenneth Moore”

Kenneth Moore

Chairman

Board of Trustees of Algonquin Power Income Fund

ALGONQUIN POWER INCOME FUND

INFORMATION CIRCULAR

JUNE 23, 2009

SOLICITATION OF PROXIES

This information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Algonquin Power Income Fund (the “Fund”) for use at the special meeting (the “Meeting”) of holders (the “Debentureholders”) of 6.65% convertible unsecured subordinated debentures due July 31, 2011 (the “Series 1 Debentures”) and 6.20% convertible unsecured subordinated debentures due November 30, 2016 (the “Series 2 Debentures”, and collectively with the Series 1 Debentures, the “Debentures”) of the Fund to be held on July 27, 2009 at 3:00 p.m. (Eastern Time), at the offices of Blake, Cassels & Graydon LLP, 23rd Floor, 199 Bay Street, Toronto, Ontario or any adjournment thereof.

The Debentures are issued and outstanding pursuant to a trust indenture dated July 20, 2004 between the Fund and CIBC Mellon Trust Company, as indenture trustee (the “Indenture Trustee”), as amended by a supplemental indenture dated November 10, 2006 between the Fund and the Indenture Trustee (collectively, the “Trust Indenture”).

The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of Algonquin Power Management Inc. (the “Manager”), the manager of the Fund and the trustees (“Trustees”) of the Fund at a nominal cost. The costs of solicitation will be borne by the Fund.

The information contained in this Circular is given as at June 23, 2009, unless otherwise indicated. All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are Trustees. Each Debentureholder has the right to appoint a person other than any person named in the enclosed form of proxy, who need not be a Debentureholder, to represent the Debentureholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Debentureholder in the space provided in the form of proxy and by striking out the names of the management nominees or by completing another proper form of proxy.

To be effective, proxies must be deposited with the Fund, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, not later than 4:00 p.m. (Eastern Time) on Friday, July 24, 2009 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A Debentureholder who has given a proxy may revoke the proxy by an instrument in writing, including another proxy, duly executed by the Debentureholder or by his or her attorney authorized in writing, deposited with the Fund as provided above. A Debentureholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING OF DEBENTURES

On any ballot that may be called for, the persons designated in the enclosed form of proxy will vote the principal amount of the particular series of Debentures in respect of which they are appointed by proxy for or against the resolutions, in accordance with instructions of the Debentureholder indicated on the proxy. In the absence of instructions with respect to the resolution attached as Schedule “A”, the Debentures will be voted in favour of the resolution.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Fund is not aware of any amendments, variations or other matters to come before the Meeting.

VOTING DEBENTURES

On June 23, 2009, the Fund had outstanding a total principal amount of $84,964,000 Series 1 Debentures and had outstanding a total principal amount of $60,000,000 Series 2 Debentures.

All Debentureholders entered on the security transfer register of the Indenture Trustee as at the closing of the register on June 19, 2009 will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

On a show of hands, every person who is present and entitled to vote, whether as a Debentureholder or as proxy, shall have one vote. On a poll, each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which it is the holder.

Pursuant to the provisions of the Trust Indenture, the matters to be approved by the Debentureholders at the Meeting require the approval by extraordinary resolution of the holders of Debentures. The proposals to amend the Trust Indenture in this Circular would not result in the rights of the holders of any series of Debentures being affected differently from the rights of the holders of any other series. Accordingly, a separate vote will not be taken for each series of Debentures and the favourable votes of not less than 66 2/3% of the total principal amount of Series 1 Debentures and Series 2 Debentures, in the aggregate, represented at the Meeting in person or by proxy will be required to approve the resolution attached as Schedule “A”.

As of June 23, 2009, to the knowledge of the Trustees and officers of the Manager, no person or company beneficially owned, controlled or directed, directly or indirectly, Series 1 Debentures or Series 2 Debentures carrying more than 10% of the voting rights attached to such series of Debentures.

MATTERS TO BE VOTED ON BY DEBENTUREHOLDERS

Background to the Transactions

The Fund’s long-term business strategy is to provide unitholders of the Fund (“Unitholders”) and Debentureholders (collectively with Unitholders, “Securityholders”) with stable and growing returns through its ownership and operation of a diversified portfolio of electric generation and utility distribution assets, with a strong emphasis on renewable energy and sustainable infrastructure investments. The Fund delivers continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. With its mix of complementary regulated and non-regulated businesses, the Fund strives to enhance Securityholder value through stable earnings, attractive distributions and a risk profile consistent with top-quartile North American utility operations.

The Federal government’s October 31, 2006 announcement and subsequent enactment of legislation (the “SIFT Rules”) regarding the taxation of income trusts along with the subsequent growth limitations placed on trusts has made it more challenging for the Fund to execute its long-term strategy as outlined above. Since the 2006 announcement, the Trustees have increasingly been of the opinion that the trust structure is no longer an efficient structure for maximizing value to Securityholders. In addition, the Trustees believe that the uncertainty relating to the future of the public income trust market has resulted in discounted unit prices, decreased access to capital, lower liquidity and constrained future growth prospects given the limitations placed on growth of income trusts. Consequently, the Fund’s ability to fully execute its strategy has been compromised. The Trustees have been examining options available to the Fund to lessen the impact of the SIFT Rules and believe that an exchange of securities of the Fund for securities of a corporation at this time as contemplated in the Support Agreement (as defined below) prior to 2011 is beneficial to its Securityholders.

The Trustees investigated a number of alternatives subsequent to the Federal government’s October 31, 2006 announcement and the subsequently enacted SIFT Rules. Since the date of the announcement, the Trustees have been proactively assessing the Fund’s available options to ensure that its capital structure is efficient, to enhance value for Securityholders and to lessen the potential impact on the Fund, including the impact upon the Fund’s ability to meet its strategic objectives. Throughout 2007 and 2008, the Manager continued to carry out a more detailed analysis concerning the strategic direction for the Fund.

In the latter part of 2008, the Manager identified the potential of a transaction with Hydrogenics Corporation (“Hydrogenics”) as an opportunity to assist the Fund in achieving its strategic objectives. On February 3, 2009, the Fund and Hydrogenics entered into a mutual confidentiality agreement. Discussions between the Fund and Hydrogenics with respect to a potential transaction continued through the early spring of 2009. Subsequent thereto, the Manager provided Hydrogenics with a proposal to restructure Hydrogenics to enable Securityholders to indirectly take advantage of the significant non-capital loss, tax credits and other potential tax pools of Hydrogenics.

Description of the Transactions

On June 12, 2009, the Trustees of the Fund announced that Hydrogenics had entered into a support agreement (the “Support Agreement”) with the Trustees, pursuant to which Hydrogenics agreed to complete, and the Trustees agreed to support, a transaction whereby, among other things:

(a)	pursuant to a plan of arrangement (the “Plan of Arrangement”), substantially all of the assets and liabilities of Hydrogenics will be transferred to a newly formed corporation (“New Hydrogenics”) and the existing common shares of Hydrogenics will be redeemed for common shares in New Hydrogenics. Following such redemption, the original shareholders of Hydrogenics will be shareholders in New Hydrogenics and will no longer have any interest in Hydrogenics.

(b)	Hydrogenics (which will be renamed “Algonquin Power Inc.” following closing of the Transactions) will make a take-over bid (the “CD Exchange Offer”) to Debentureholders pursuant to which the Debentures will be exchanged for debentures of Algonquin Power Inc. or, in the case of the Series 1 Debentures, at the option of Debentureholders, for new common shares of Algonquin Power Inc. (“New Common Shares”), subject to certain limits. In addition, Hydrogenics will make a take-over bid (the “Unit Exchange Offer”) to Unitholders pursuant to which the trust units of the Fund (“Units”) will be exchanged on a one-for-one basis for New Common Shares. Debentures will be taken up under the CD Exchange Offer and Units will be taken up under the Unit Exchange Offer contemporaneously with the completion of the Plan of Arrangement.

A take-over bid circular (the “CD Exchange Circular”) containing an offer to purchase all of the Debentures is anticipated to be mailed by Hydrogenics to Debentureholders in early August 2009. Under the Support Agreement, Algonquin Power Inc. will make a contribution to capital to New Hydrogenics in the amount of approximately $10,813,000.

The successful completion of the CD Exchange Offer, the Unit Exchange Offer and the Plan of Arrangement, including a Compulsory Acquisition (as defined below), is referred to herein as the “Transactions”. The number of New Common Shares outstanding immediately after the completion of the Transactions will be exactly the same as the number of Units outstanding immediately before the Transactions, other than in connection with any New Common Shares issued upon the exchange of Series 1 Debentures pursuant to the CD Exchange Offer.

Terms of the Proposed CD Exchange Offer

Following completion of the compulsory acquisition contemplated to be completed pursuant to the Unit Exchange Offer, all of the Units will be owned by Algonquin Power Inc. While the Fund expects to remain a reporting issuer following completion of the Transactions, it is anticipated that the Units of the Fund will no longer meet the minimum listing requirements of the Toronto Stock Exchange (“TSX”) and therefore the Units will not be publicly traded. In such circumstances, the existing Debentures of the Fund would remain convertible into non-publicly traded Units of the Fund.

In addition, since the Units are not anticipated to be publicly traded following completion of the Transactions, the Debentures may also be delisted for trading on the TSX.

As a result of both of these considerations, the Trustees have determined that it is in the best interests of the Debentureholders for the CD Exchange Offer to be made. The terms of the CD Exchange Offer which were announced on June 12, 2009 were as follows:

In respect of the Series 1 Debentures, Debentureholders will receive, for each $1,000 of Series 1 Debenture principal, either of the following, at the option of each Series 1 Debentureholder to be exercised at the time of tender of their Debentures:

a.	311.52 common shares in Algonquin Power Inc. The closing price of the Units of the Fund on June 11, 2009 was $3.40 per Unit. A maximum of $40 million of New Common Shares will be available under this option and, if demand for this option exceeds such amount, such New Common Shares will be allocated pro-rata amongst tendering Series 1 Debentureholders; or

b.	a new convertible debenture (“Series 1A Debenture”) to be issued by Algonquin Power Inc. with the following terms:

i.	Principal: $1,050.00

ii.	Coupon: 7.50%, payable semi-annually

iii.	Conversion Security and Option Price: $4.08 for common shares in Algonquin Power Inc.

iv.	Maturity: November 30, 2014

In respect of the Series 2 Debentures, Debentureholders will receive, for each $1,000 of Series 2 Debenture principal, a new convertible debenture (“Series 2A Debenture”) issued by Algonquin Power Inc. with the following terms:

i.	Principal: $1,000.00

ii.	Coupon: 6.35%, payable semi-annually

iii.	Conversion Security and Option Price: $6.00 for common shares in Algonquin Power Inc.

iv.	Maturity: November 30, 2016

In respect of the offers to be made under the CD Exchange Offer, all accrued interest will be paid up to the date of take-up under the offers.

The following table summarizes the key terms of the securities contemplated to be offered to Debentureholders pursuant to the CD Exchange Offer including a comparison against the terms of the existing Debentures:

	Series 2 Debentures		Series 1 Debentures
	Terms of Existing Series 2 Debenture	Proposed terms of new Series 2A Debenture	Terms of Existing Series 1 Debenture	Option A Proposed terms of new Series 1A Debenture	Option B
Seniority	Subordinated	Subordinated	Subordinated	Subordinated

311.52 common shares in Algonquin Power Inc.

A maximum of $40 million of common shares will be available under this option and, if demand for this option exceeds such amount, such shares will be allocated pro-rata amongst tendering Debentureholders.

Par	$1,000.00	$1,000.00	$1,000.00	$1,050.00
Coupon	6.20%	6.35%	6.65%	7.50%
Conversion Price	$11.00	$6.00	$10.65	$4.08
Underlying Security	APIF Trust Units	Algonquin Power Inc. common shares	APIF Trust Units	Algonquin Power Inc. common shares
Listed for trading after Transactions	Unlikely	Yes	Unlikely	Yes
Maturity	November 30, 2016	November 30, 2016	July 31, 2011	November 30, 2014

In addition to benefiting from the attractive terms of the CD Exchange Offer, if accepted, Debentureholders would then hold either Series 1A Debentures or Series 2A Debentures (collectively, the “API Debentures”), as the case may be, which would be convertible into publicly traded New Common Shares or, in the case of an election of Option B in respect of the Series 1 Debentures, publicly traded New Common Shares. Additionally, potentially unlike the existing Debentures, it is anticipated that the API Debentures to be issued pursuant to the CD Exchange Offer will be listed for trading on the TSX.

Combined Financial Effect of the Transactions

Following completion of the Unit Exchange Offer, the Fund will be wholly-owned by, and Unitholders will be the shareholders of, Algonquin Power Inc. Pursuant to the CD Exchange Offer, Algonquin Power Inc. will have also issued the API Debentures to Debentureholders who tender their Debentures upon exchange of the Series 1 and Series 2 Debentures currently issued by the Fund. Algonquin Power Inc. will have paid New Hydrogenics an amount of approximately $10.8 million and incurred transaction costs of approximately $3 million. Algonquin Power Inc. will have approximately $192 million of tax attributes (approximately $59.3 million of additional future non-current income tax asset) in addition to the tax attributes and future non-current income tax asset currently available within the Fund. Instead of being Unitholders receiving a payment in the form of distributions as income, Unitholders will become shareholders receiving that payment taxed as dividends.

The following table provides a summary consolidated balance sheet of Algonquin Power Income Fund as at March 31, 2009 compared to a summary illustrative consolidated balance sheet for Algonquin Power Inc. as if the Transactions had occurred on that date.

(thousands of Canadian dollars)	Algonquin Power Income Fund Summary Balance Sheet[1]	Algonquin Power Inc. Illustrative Summary Balance Sheet[2]
ASSETS
Current assets	$33,711	$33,711
Future income tax asset[3]	2,771	63,980
Property, plant and equipment	807,781	807,781
Intangible assets	96,449	96,449
All other assets	33,504	33,504

	$974,216	$1,035,425

LIABILITIES AND EQUITY
Current liabilities	$52,456	$51,323
Long term liabilities	286,325	298,138
Other long term liabilities	63,447	63,447
Future non-current income tax liability	81,517	79,645
Deferred credits[4]	—	50,396
Convertible debentures[5]	140,637	97,575
Unitholder/Shareholder equity[5]	349,834	394,901

Total	$974,216	$1,035,425

Notes:

[1]	Summary consolidated balance sheet of Algonquin Power Income Fund as at March 31, 2009.
[2]	Illustrative summary consolidated balance sheet of Algonquin Power Inc. as if the Transactions had occurred on March 31, 2009.
[3]	Changes represent the additional future non-current income tax asset arising from the $192 million of tax attributes of Algonquin Power Inc.
[4]	Deferred Credits represent the difference between the amount contributed to the capital of New Hydrogenics and the amount of additional future non-current income tax asset of Algonquin Power Inc.
[5]

Assumes that the full $40 million of equity available under the terms of the CD Exchange Offer in respect of the Series 1 Debentures is issued which accounts primarily for the decrease in Debentures and the increase in Unitholder/Shareholder equity.

The following table provides a summary consolidated statement of operations of Algonquin Power Income Fund for the year ended December 31, 2008 as compared to a summary illustrative consolidated statement of operations of Algonquin Power Inc. for the year ended December 31, 2008 as if the Transactions had occurred on January 1, 2008.

(thousands of Canadian dollars)	Algonquin Power Income Fund Summary Consolidated Statement of Operations[1]	Algonquin Power Inc. Illustrative Summary Consolidated Statement of Operations[2]
Revenue	$213,796	$213,796
Expenses	178,655	179,755

Earnings before undernoted	35,141	34,041
Interest, dividend and other income	7,023	7,023
Loss on derivative financial instruments	(37,748)	(37,748)
Interest expense[3]	(26,288)	(24,959)

Loss from operations before income taxes and minority interest	(21,872)	(21,643)
Income tax provision / (recovery)[4]:
Current	(184)	(184)
Future	492	13,231

	(308)	13,047

Minority interest	(3,142)	(3,142)

Net loss from operations	$(19,038)	$(31,548)

Notes:

[1]	Summary consolidated statement of operations of Algonquin Power Income Fund for the year ending December 31, 2008.

[2]	Illustrative summary consolidated statement of operations of Algonquin Power Inc. for the year ending December 31, 2008 as if the Transactions had occurred on January 1, 2008.
[3]

The decrease in interest expense arises primarily from the reduction in Debentures assuming that the full $40 million of equity available under the terms of the CD Exchange Offer in respect of the Series 1 Debentures is issued.

[4]	The additional tax recovery represents the benefit arising from the utilization of the additional tax attributes of Algonquin Power Inc.

The above noted summary illustrated consolidated balance sheet and summary illustrative consolidated statement of Algonquin Power Inc. are provided solely for illustrative purposes and are not indicative of the operating results and financial position that would have occurred had the Transactions actually occurred on the dates noted above.

Proposed Amendments to the Trust Indenture

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Debentures and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by Debentureholders who did not accept the take-over bid on the terms offered by the offeror (a “Compulsory Acquisition”).

As the Trustees have determined that it is in the best interests of the Securityholders to complete the Transactions as soon as possible, the Trustees are recommending that Debentureholders vote for the extraordinary resolution attached hereto as Schedule “A” (the “Extraordinary Resolution”). The Extraordinary Resolution provides that, among other things, the Trust Indenture be amended such that when an offer is made to acquire outstanding Debentures (a “Recommended Offer”), and the acceptance of such offer by the Debentureholders is publicly recommended by the Trustees (such as the CD Exchange Offer), the offeror making such Recommended Offer can complete a Compulsory Acquisition upon obtaining at least 66 2/3% of the number of Debentures represented in person or by proxy at the Meeting who voted in respect of such Extraordinary Resolution (the “Specified Percentage”). This is the same threshold required under Section 182 of the Business Corporations Act (Ontario) and Section 192 of the Canada Business Corporations Act for a special resolution of shareholders to approve a plan of arrangement.

In circumstances where an offer is not publicly recommended by the Trustees, an offeror must still acquire 90% of the outstanding Debentures to effect a Compulsory Acquisition. The proposed amendments to the Trust Indenture contemplated by the Extraordinary Resolution are referred to as the “Trust Indenture Amendment”.

If the Extraordinary Resolution is passed, Hydrogenics would be entitled to acquire 100% of the Debentures upon taking up and paying for the Specified Percentage of Debentures. Pursuant to a Compulsory Acquisition, Debentureholders who do not tender to the CD Exchange Offer would be paid the same consideration as Debentureholders who tendered to the CD Exchange Offer and, in the case of Series 1 Debentures, which consideration would consist of the Series 1A Debentures contemplated by proposed Option A described above.

Benefits of the Trust Indenture Amendment and the Transactions to Debentureholders

With the introduction of the SIFT Rules, the Fund’s ability to fully execute its strategy has been negatively impacted. The Trustees and the Manager believe that the best opportunity to achieve its strategic objectives is to pursue the Transactions in a timely and effective manner. The proposed Trust Indenture Amendment would allow the Transactions to be completed as soon as possible and without undue delay.

The Transactions result in the Fund being wholly-owned by a corporate entity with significant income tax attributes and removes the current uncertainty surrounding publicly traded trusts, while maintaining its focus on enhancing value to Securityholders. Following the Transactions, Algonquin Power Inc. intends to continue with a cash dividend policy similar to the Fund’s existing distribution policy while still retaining sufficient capital to pursue growth opportunities.

Selected expected benefits of the Transactions to Debentureholders are as follows:

•	Debentureholders will receive securities of Algonquin Power Inc. in exchange for their Debentures of the Fund in accordance with the terms of the CD Exchange Offer.

•	The API Debentures will be convertible into New Common Shares, which New Common Shares will be publicly traded on the TSX.

•	The API Debentures (and the New Common Shares which may be issued to Series 1 Debentureholders in connection with the CD Exchange Offer) will be listed for trading on the TSX.

•

The proposed terms of the Series 1A Debentures of Algonquin Power Inc. are superior to the terms of the Series 1 Debentures of the Fund which under proposed Option A contain a higher coupon, improved conversion optionality, higher par value and under proposed Option B an option to take New Common Shares in exchange for the Series 1 Debentures of the Fund.

•	The proposed terms of the Series 2A Debentures of Algonquin Power Inc. are superior to the terms of the Series 2 Debentures of the Fund with a higher coupon, and improved conversion optionality.

•	Algonquin Power Inc. will have additional tax attributes of approximately $192 million in addition to the existing tax attributes of the Fund.

Debentureholders will be asked to consider, and if thought advisable, pass the Extraordinary Resolution set out in Schedule “A” attached hereto to approve the Trust Indenture Amendment.

THE TRUSTEES HAVE DETERMINED THAT IT IS IN THE BEST INTERESTS OF SECURITYHOLDERS TO COMPLETE THE TRANSACTIONS AS SOON AS POSSIBLE, AND THE TRUSTEES ARE RECOMMENDING THAT DEBENTUREHOLDERS VOTE IN FAVOUR OF THE EXTRAORDINARY RESOLUTION.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote IN FAVOUR of the Extraordinary Resolution to so amend the Trust Indenture, unless the Debentureholder who has given the proxy has directed that the Debentures represented thereby be voted against such resolution. In order to be effective, the Extraordinary Resolution must be approved by holders representing at least 66 2/3% of the principal amount of Debentures outstanding which are represented at the Meeting.

MANAGEMENT OF THE FUND

Management Agreement

Algonquin Power Fund (Canada) Inc., Algonquin Holdco Inc. and Algonquin Power Trust (collectively, “Algonquin”) and the Manager, a corporation wholly-owned by Chris Jarratt, Ian Robertson and David Kerr (the principals of Algonquin Power Corporation Inc.), are parties to a management agreement (the “Management Agreement”) under which the Manager provides management services (the “Management Services”) for the Fund businesses. The Manager’s registered address is 2845 Bristol Circle, Oakville, Ontario, L6H 7H7. The Management Services provided include advice and consultation concerning business planning, support, guidance and policy making and general management services. Senior officers of the Manager also act as senior officers of the Fund’s related entities. Specific functions performed by the Manager include: (i) managing accounting and financial services; (ii) assisting in the preparation of financial statements; (iii) negotiating and communicating with third parties with respect to contractual and other matters; (iv) arranging external professional and non-professional services; (v) assisting in providing human resources; and (vi) advising on acquisitions and sales of subsidiaries and/or businesses.

In exercising its powers and discharging its duties under the Management Agreement, the Manager is required to exercise the degree of care, diligence and skill that a reasonable, prudent advisor or manager having responsibility for management of a similar business would exercise in comparable circumstances.

The head office of the Manager is located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Operations Supervisory Agreement

Algonquin and Algonquin Power Systems Inc. (“Power Systems”), which is owned by the same shareholders as the Manager, are parties to an operations supervisory agreement (the “Operations Supervisory Agreement”), pursuant to which Power Systems provides certain operations related services which are beyond the scope of the operations and maintenance services agreements which have been entered into between the entities which own the various facilities and Power Systems. Specific functions include: (i) planning of capital repairs; (ii) compliance monitoring for environmental permits; and (iii) administration of power purchase agreements. The Operations Supervisory Agreement contains similar provisions regarding standard of care and conflicts of interest as the Management Agreement.

The head office of Power Systems is located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Administration Agreement

The Manager administers the Fund pursuant to an administration agreement (the “Administration Agreement”) entered into between the Fund and the Manager under which it is responsible for the administration and management of the affairs of the Fund. Specific functions include, among other things: (i) preparing all returns, filings and documents; (ii) providing advice with respect to the Fund’s obligations as a reporting issuer; (iii) providing investor relations services; and (iv) providing audit, accounting, engineering, legal, insurance and other professional services. The Administration Agreement contains similar provisions regarding standard of care as the Management Agreement.

Directors and Senior Officers of the Manager, Power Systems and the Fund

The name and municipality of residence and office held with the Manager, Power Systems and/or the Fund of each director and senior officer of the Manager, Power Systems and/or the Fund are as follows:

Name and Municipality of Residence	Office
Christopher K. Jarratt Oakville, Ontario	Director, Algonquin Power Management Inc. and Director, Algonquin Power Systems Inc.

Ian E. Robertson Oakville, Ontario	Director, Algonquin Power Management Inc. and Director, Algonquin Power Systems Inc.

David C. Kerr Toronto, Ontario	Secretary and Director, Algonquin Power Management Inc. and Secretary and Director, Algonquin Power Systems Inc.

David Bronicheski London, Ontario	Chief Financial Officer, Algonquin Power Income Fund

Messrs. Jarratt, Robertson and Kerr, together with Mr. John Huxley (a former director and officer of the Manager and Power Systems), collectively own all of the issued and outstanding shares of each of the Manager and Power Systems.

The Manager, Power Systems and their directors, officers and shareholders and the Trustees do not hold any Debentures.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no person who has been a director or officer of the Manager or an officer or trustee of the Fund at any time since the beginning of the Fund’s most recently completed financial year, or any associate or affiliate of any such director, officer or trustee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2008, other than as disclosed in this Circular, the Fund’s annual information form dated March 31, 2009 (the “Annual Information Form”) and the Fund’s annual report for the fiscal year ended December 31, 2008, the Fund is not aware of any material interest, direct or indirect, of any informed person of the Fund, any current or proposed Trustee of the Fund or officer of the Manager, or any associate of affiliate of any informed person or Trustee of the Fund or officer of the Manager, in any transaction or in any proposed transaction that has materially affected or will materially affect the Fund.

OTHER BUSINESS

The Fund knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of meeting.

ADDITIONAL INFORMATION

Copies of the Annual Information Form (together with the documents incorporated therein by reference), comparative financial statements of the Fund for the fiscal year ended December 31, 2008, together with a report of the auditors thereon, management’s discussion and analysis of the Fund’s financial condition and results of operations for the fiscal year ended December 31, 2008 and this Circular will be available upon request from the Fund at the following address: 2845 Bristol Circle, Oakville, Ontario, L6H 7H7. This information, together with other important information regarding the Fund, may be found on SEDAR at www.sedar.com.

NOTICE TO UNITED STATES UNITHOLDERS

In connection with the proposed Unit Exchange Offer, the Fund and Hydrogenics will file documents with the U.S. Securities and Exchange Commission (“SEC”) and Hydrogenics will prepare a registration statement on Form F-4, containing a take-over bid circular (the “Unit Exchange Circular”) to be filed with the SEC. UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE UNIT EXCHANGE CIRCULAR AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY INVESTMENT DECISION REGARDING THE PROPOSED UNIT EXCHANGE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED UNIT EXCHANGE OFFER. The final Unit Exchange Circular will be mailed to unitholders. Unitholders will be able to obtain the Unit Exchange Circular and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

TRUSTEES’ APPROVAL

The contents and the sending of this Circular have been approved by the Trustees.

DATED as of this 23rd day of June, 2009.

By order of the Trustees

(Signed)	Kenneth Moore

Schedule “A”

Extraordinary Resolution

RESOLVED as an Extraordinary Resolution that:

The Indenture be amended by:

1.	Deleting the definition of “Offer” in Section 13.1 in its entirety and replacing it with the following:

“Offer” means an offer to acquire outstanding Debentures in respect of which the trustees of the Trust have not publicly recommended acceptance by the Debentureholders where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

2.	Adding the following Article to the Indenture between Article 13 and Article 14 thereof:

“ARTICLE 13A

COMPULSORY ACQUISITION FOR RECOMMENDED OFFERS

13.1A	Definitions

In this Article:

(a)	“13A Extraordinary Resolution” means the extraordinary resolution passed at the Meeting to approve certain amendments to the Indenture, including the addition of Article 13A hereof to the Indenture;

(b)	“Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (Ontario);

(c)	“Dissenting Debentureholder” means a Debentureholder who does not accept a Recommended Offer referred to in Section 13.2A and includes any assignee of the Debenture of a Debentureholder to whom such a Recommended Offer is made, whether or not such assignee is recognized under this Indenture;

(d)	“Meeting” means the special meeting of Debentureholders held by the Trust on July 27, 2009 to, among other things, pass the 13A Extraordinary Resolution;

(e)	“offer to acquire” includes an acceptance of an offer to sell;

(f)	“Recommended Offer” means an offer to acquire outstanding Debentures in respect of which the trustees of the Trust have publicly recommended acceptance by the Debentureholders where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Recommended Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(g)	“Recommended Offeror” means a person, or two or more persons acting jointly or in concert, who make a Recommended Offer;

(h)	“Recommended Offeror’s Notice” means the notice described in Section 13.3A; and

(i)	“Recommended Offeror’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of a Recommended Offer by the Recommended Offeror, any Affiliate or Associate of the Recommended Offeror or any Person or company acting jointly or in concert with the Recommended Offeror.

13.2A	Recommended Offer for Debentures

If a Recommended Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Recommended Offeror or an Affiliate or Associate of the Recommended Offeror) is made and, by such Recommended Offer, the Recommended Offeror agrees to be bound by the provisions of this Article 13A and:

(a)

within the time provided in the Recommended Offer for its acceptance or within 45 days after the date the Recommended Offer is made, whichever period is the shorter, the Recommended Offer is accepted by Debentureholders representing at least 66 2/3% of the Debentures represented in person or by proxy at the Meeting who voted in respect of the 13A Extraordinary Resolution;

(b)	the Recommended Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Recommended Offer; and

(c)	the Recommended Offeror complies with Section 13.3A and Section 13.4A;

the Recommended Offeror will be deemed to have acquired, and the Dissenting Debentureholders will be deemed to have transferred to the Recommended Offeror, the Debentures held by the Dissenting Debentureholders with effect from the date and time that the Recommended Offeror has given notice to the depository under the Recommended Offer that it has taken up Debentures deposited, and not withdrawn, pursuant to the Recommended Offer (the “Take-Up Time”) and the Dissenting Debentureholders will cease to have any rights as Debentureholders from and after that time, other than the right to be paid the same consideration per Debenture payable or paid, as the case may be, under the Recommended Offer; provided that, where the consideration paid or payable under the Recommended Offer consists of shares and/or debentures, the Dissenting Debentureholders shall have the right to be, and shall be, paid the consideration for their Debentures in debentures.

13.3A	Recommended Offeror’s Notice to Dissenting Debentureholders

Where a Recommended Offeror is deemed to have acquired Debentures held by Dissenting Debentureholders pursuant to Section 13.2A, the Recommended Offeror shall send by registered mail within 30 days after the date of termination of the Recommended Offer a notice (the “Recommended Offeror’s Notice”) to each Dissenting Debentureholder stating that:

(a)

Debentureholders holding at least 66 2/3% of the Debentures represented in person or by proxy at the Meeting who voted in respect of the 13A Extraordinary Resolution, have accepted the Recommended Offer;

(b)	the Recommended Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Recommended Offer;

(c)	Dissenting Debentureholders are deemed to have transferred their respective Debentures to the Recommended Offeror effective at the Take-Up Time on the terms on which the Recommended Offeror acquired the Debentures of the Debentureholders who accepted the Recommended Offer; and

(d)	Dissenting Debentureholders will cease to have any rights as Debentureholders from and after that time, other than the right to be paid the same consideration that the Recommended Offeror would have paid to the Dissenting Debentureholders if the Dissenting Debentureholders had tendered those Debentures to the Recommended Offer; provided that, where the consideration paid or payable under the Recommended Offer consists of shares and/or debentures, the Dissenting Debentureholders shall have the right to be, and shall be, paid the consideration for their Debentures in debentures.

13.4A	Payment of Consideration to the Trustee

The Recommended Offeror shall immediately pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 13.2A.

13.5A	Consideration to be held in Trust

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 13.4A. The Trustee, or such persons, shall deposit such cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

13.6A	Completion of Transfer of Debentures to Recommended Offeror

The Trustee shall:

(a)	do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Recommended Offeror; and

(b)	send to each Dissenting Debentureholder, the consideration to which such Dissenting Debentureholder is entitled under this Article 13A.

13.7A	Communication of Offer to Trust

A Recommended Offeror cannot make a Recommended Offer for Debentures unless, concurrent with the communication of the Recommended Offer to any Debentureholder, a copy of the Recommended Offer is provided to the Trust.”